Exhibit 12.1

Ryman Hospitality Properties, Inc.

Ratio of Earnings to Fixed Charges

	2008	2009	2010	2011	2012	6 Mos. Ended 6/30/2013	6 Mos. Ended 6/30/2012
Fixed Charges:
Interest expensed and capitalized:
Interest expense net of capitalization	64,069	76,592	81,426	74,673	58,582	30,747	28,813
Capitalized interest	16,360	793	1,188	620	515	—	468
Total interest expensed and capitalized (includes amortization of deferred financing costs)	80,429	77,385	82,614	75,293	59,097	30,747	29,281
Rent Expense	15,101	16,748	21,429	17,519	17,873	7,464	8,209
% Rent assumed Interest	94.95%	94.95%	94.95%	94.95%	94.95%	94.95%	94.95%

Interest component of rent	14,339	15,902	20,347	16,634	16,971	7,087	7,794

Total Fixed Charges	94,768	93,287	102,961	91,927	76,068	37,834	37,075

Earnings:
Add:
Pre-tax income	4,848	16,857	(132,916)	17,488	(28,669)	2,062	30,763
Fixed Charges	94,768	93,287	102,961	91,927	76,068	37,834	37,075
Amortization of Capitalized Interest	3,112	4,248	3,705	3,720	3,734	1,839	1,866
Less:
Interest capitalized	(16,360)	(793)	(1,188)	(620)	(515)	—	(468)

Total Earnings	86,368	113,599	(27,438)	112,515	50,618	41,735	69,236

Earnings to Fixed Charges	0.91	1.22	(0.27)	1.22	0.67	1.10	1.87

Ratio Disclosed	—	1.22	—	1.22	—	1.10	1.87

Earnings Needed to Cover Fixed Charges	8,400	—	130,399	—	25,450	—	—